Exhibit 99(gg)

[MidAmerican Energy News Release]

[MidAmerican Energy Logo]

Contact:  Keith Hartje (Media) Sue Rozema (Investors) Chuck Burgess/Adam Miller
          (515) 281-2575       (515) 281-2250         Abernathy MacGregor Group
                                                       (212) 371-5999

For Release:  IMMEDIATELY


                 ISS RECOMMENDS THAT IES INDUSTRIES SHAREHOLDERS
                         VOTE AGAINST THE WISCONSIN DEAL
                     ---------------------------------------

Des Moines, Iowa (August 28, 1996) -- MidAmerican Energy Company (NYSE:MEC) announced that Institutional Shareholder Services (ISS), the nation's leading independent shareholder advisory organization, today endorsed MidAmerican Energy's position and recommended that shareholders of IES Industries Inc. (NYSE:IES) vote against IES's proposed merger with WPL Holdings, Inc. and Interstate Power Company (the "Wisconsin deal").

"The MEC transaction presents a financially superior offer to IES shareholders," wrote ISS. "We do not believe the [three-way Wisconsin] agreement warrants shareholder  support....  We recommend  that IES  shareholders  vote AGAINST the merger agreement."

"If you plan to follow ISS's vote recommendation, vote the BLUE dissident proxy card and discard the WHITE management proxy card," wrote ISS.

"We are extremely pleased to receive this recommendation from ISS, the leading advisor on proxy contests and corporate governance issues," said Stanley J. Bright, President and Chief Executive Officer of MidAmerican Energy. "ISS's independent analysis is well-respected by both large and small shareholders, and ISS's recommendation clearly outlines the advantages of our proposal. IES shareholders must seriously consider ISS's opinion when casting their votes."

MidAmerican's merger proposal offers IES shareholders the option of choosing stock or cash. IES shareholders receiving stock will receive 2.346 shares of MidAmerican common stock per share of IES common stock on a tax-free basis and IES shareholders receiving cash will receive $39.00 per share. If holders of more than 40% of the total IES shares choose to receive cash, then all shareholders who elected to receive all cash will receive the same combination of cash and stock. A MidAmerican/IES combination would provide shareholders of IES $3.27 more per share than the value of the consideration they would receive in the Wisconsin transaction (blended value of 40% cash and 60% stock based on closing stock prices on August 28, 1996). The MidAmerican proposal also offers IES shareholders a 25% dividend increase over the dividend proposed in the Wisconsin transaction.

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MidAmerican  Energy Company,  Iowa's largest  utility,  serves 635,000  electric customers and 600,000 natural gas customers in Iowa, Illinois, South Dakota and Nebraska. The Company is headquartered in Des Moines. Information about MidAmerican is available on the Internet at http://www.midamerican.com.

                                      # # #


MidAmerican has filed with the Securities and Exchange Commission a proxy statement and other materials relating to the solicitation of proxies against the proposed IES/WPL/Interstate transaction and that proxy statement and the other materials are incorporated herein by reference.